

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmieri, Angnardo & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Buttercup Creek Blvd. Unit 202
(No. and Street)

Cedar Park (City) TX (State) 78613 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. ANGNARDO 330-299-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 27887 (Address) Austin (City) TX (State) 78755 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Anthony Angnardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmieri, Angnardo & Co., Inc., as of August 26, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Mason Hodgin

Notary Public

MASON HODGIN
Notary ID #132036278
My Commission Expires
June 3, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMIERI, ANGNARDO & CO., INC.

FINANCIAL STATEMENTS
JUNE 30, 2020
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVAILABLE FOR PUBLIC INSPECTION

PALMIERI, ANGNARDO & CO., INC.

INDEX TO FINANCIAL STATEMENTS
JUNE 30, 2020



BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Palmieri, Angnardo & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Palmieri, Angnardo & Co., Inc. as of June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Palmieri, Angnardo & Co., Inc. as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Palmieri, Angnardo & Co., Inc.'s management. Our responsibility is to express an opinion on Palmieri, Angnardo & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palmieri, Angnardo & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Palmieri, Angnardo & Co., Inc.'s auditor since 2019.

Austin, Texas
August 26, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

PALMIERI, ANGNARDO & CO., INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2020

Assets		
Cash and cash equivalents	$	14,418
Receivables		
Clearing Organizations		1,024
Others		-
Total Assets		15,442
Liabilities		
Payables		
Clearing Organizations	$	744
Others		1,644
Long-term Debt (PPP loan)		3,900
Total Liabilities	$	6,288
Stockholders' equity		
Common stock - no par value, 100 shares authorized		
100 shares issued and outstanding		-
Paid in capital		11,145
Retained earnings		(1,991)
Total Stockholders' equity	$	9,154
Total Liabilities & Stockholders' Equity	$	15,442

The accompanying notes are in integral part of these financial statements.

PALMIERI, ANGNARDO & CO., INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2020

NOTE 1: NATURE OF BUSINESS

The Company was incorporated under the laws of the State of Ohio on July 1, 2003 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Cedar Park, Texas. The company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC. The Company is an introducing broker-dealer primarily engaged in the business of providing brokerage services on an agency basis to individuals and retirement plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

Cash Equivalents
The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Revenue from contracts with customers includes commission income and 12b-1 fees from mutual fund companies. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Commissions earned buying and selling securities for the Company’s shareholders is classified as related party commissions on the Statement of Operations.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalent other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Tax

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and

4

penalties related to its uncertain tax positions as part of income tax expense, if any. There are no uncertain tax positions as of JUNE 30, 2020. The Company has not changed any of its tax accrual estimates. The company files U.S. federal and U.S. state tax returns

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by The Financial Accounting Standards Board or other standard standing setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

NOTE 3: <u>FEDERAL INCOME TAX</u>

The Company's operations are designed to break even, having no –or minimal profit each year; therefore deferred taxes are fully reserved There are no permanent or temporary timing differences other than net operating loss carry forwards.

NOTE 4: <u>LITIGATION</u>

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 5: <u>RISK MANAGEMENT</u>

The Company maintains various forms of insurance that Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

NOTE 6: <u>RELATED PARTY TRANSACTIONS</u>

During the year, the Company earned $13,776 in related party commissions. Commissions are at the discretion of the shareholders with the overall policy to break-even. The Company incurred $10,393 under an Expense Sharing Agreement with the two shareholders of the Company. Under the Agreement the shareholders from time to time will assume certain broker-dealer liabilities and expenses. The expenses expected include but are not limited to: rent, utilities, technology, legal, insurance, or accounting, and audit expenses.

PALMIERI, ANGNARDO & CO., INC.
NOTES TO FINANCIAL STATEMENTS CONTINUED
June 30, 2020

NOTE 7: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At JUNE 30, 2020, the Company had net capital and net capital requirements of $9,154 and $5,000, respectively, which was $4,154 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.26 to 1.

NOTE 8: <u>LONG-TERM DEBT</u>

The Company entered into a long term loan agreement on April 20, 2020 through the Small Business Administration (SBA) Paycheck Protection Program (PPP) underwritten by Citizens Bank in the amount of $3,900.00. The interest rate is 1.00% and is due on April 20, 2022; unless an extension is requested due to a change in provisions put in place after the loan was issued. The Company expects that a large portion of the total loan amount will be forgiven under the terms of the loan. There is a 6 month payment deferment period. As of June 30, 2020, the outstanding amount was $3,900.00.

NOTE 9: <u>SUBSEQUENT EVENTS</u>

The Company has evaluated subsequent events through August 26, 2020, the date of the Report of Independent Registered Public Accounting Firm.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firms' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2020.